UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE





								May 12, 2005

via facsimile and U.S. Mail

Mr. Bryan McKay
President and Chief Executive Officer
Stonechurch, Inc.
203 Bannerman Street North, Box 219
Porcupine, Ontario Canada P0N1C0

      Re:  	Stonechurch, Inc.
		Form SB-2/A
		Filed on April 8, 2005
		File No. 333-121571

Dear Mr. McKay:

      We have reviewed your filing and have the following comments.
This letter confirms the comments that were issued orally on May
4,
2005. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Risk Factors, page 7

Because of the inherent dangers involved in mineral exploration..., page 8

1. We note your response to prior comment 6. However, we are unable to locate this risk factor discussion in your amended registration statement. Please advise us as to whether this information has been subsequently removed or as to the location of the information in the risk factors section. We may have further comment.

Because our directors have other business interests,..., page 10

2. We note your response to prior comment 7. Further revise your risk factor discussion to explain how your business would suffer as a result of the lack of time devoted to the company by Messrs. McKay and Fruscalzo.

Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Direct any questions regarding the accounting comments to John
Weitzel at (202) 942-1807 or, in his absence, Barry Stem, Senior Assistant Chief Accountant, at (202) 942-1919. Direct all other disclosure issues to Melinda Kramer at (202) 942-1938 or, in her absence, to Tangela Richter, Branch Chief, at (202) 942-1837. Direct any correspondence to us at the following ZIP Code: 20549-0405.

								Sincerely,


								H. Roger Schwall
      							Assistant Director
Cc:	Melinda Kramer
      John Weitzel
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Stonechurch, Inc.
May 12, 2005
page 1